FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending June 29, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




Issued - 29 June 2006 London



                         GlaxoSmithKline plc Announces

                        Change to the Board of Directors



GlaxoSmithKline plc (GSK) announces that Dr Daniel Podolsky has been appointed as a Non-Executive Director and will join the Board of the Company with effect from 1st July 2006.



Dr Podolsky is Mallinkrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School as well as Chief Academic Officer of Partners HealthCare System.



In commenting on the new appointment, Sir Christopher Gent, Chairman of GSK, said:



"I am delighted that Dr Podolsky has agreed to join the Board. In addition to fulfilling the usual responsibilities of a non-executive director, Dan will spend time within our research and development organisation and, with his experience, will provide valuable insights to scientific developments outside GSK."



In addition, the Board has appointed Dr Podolsky and Tom de Swaan as members of the Corporate Responsibility Committee.



Dr Podolsky's biographical details are given below together with a table showing the membership of the Board and its Committees with effect from 1st July 2006.





Simon Bicknell
Company Secretary



29 June 2006



Notes



The Board has determined that Dr Podolsky is independent in accordance with the Combined Code on Corporate Governance.



Biographical details



Dr Daniel Podolsky

Age 53. Dr Podolsky is a world-renowned researcher who has advanced knowledge of underlying mechanisms of disease and new therapies for gastrointestinal disorders. He is also an international authority on trefoil proteins and innate immunity. Dr. Podolsky has published and patented widely in his field. He is past editor-in-chief of Gastroenterology, the leading journal in the field, and is immediate Past President of the American Gastroenterological Association.



Dr Podolsky is also Chairman of the Board & Scientific Co-Founder of the GI Company a privately held, specialty biopharmaceutical company established to meet the clinical needs and commercial opportunities available in the field of gastrointestinal medicine.




                         Board and Committee Membership

                         with effect from 1st July 2006





Sir Christopher Gent                   Chairman

Sir Ian Prosser                        Senior Independent Non-Executive
                                       Director



Dr J-P Garnier                         Chief Executive Officer

Mr J S Heslop                          Chief Financial Officer

Dr Moncef Slaoui                       Executive Director, Chairman, Research &
                                       Development



Dr Daniel Podolsky                     Independent Non-Executive Director

Mr H Lawrence Culp                     Independent Non-Executive Director

Sir Crispin Davis                      Independent Non-Executive Director

Sir Deryck Maughan                     Independent Non-Executive Director

Dr Ronaldo Schmitz                     Independent Non-Executive Director

Mr Tom de Swaan                        Independent Non Executive Director

Sir Robert Wilson                      Independent Non-Executive Director




Board Committee                    Committee Chairman         Members

Audit                              Dr Ronaldo Schmitz*        Sir Deryck Maughan
                                                              Sir Ian Prosser
                                                              Mr Tom de Swaan*
                                                              Sir Robert Wilson


Remuneration                       Sir Robert Wilson          Mr H Lawrence Culp
                                                              Sir Crispin Davis
                                                              Dr Ronaldo Schmitz


Nominations                        Sir Christopher Gent       Sir Ian Prosser
                                                              Dr Ronaldo Schmitz

Corporate Responsibility           Sir Christopher Gent       Sir Ian Prosser
                                                              Mr Tom de Swaan
                                                              Dr Daniel Podolsky



* Mr De Swaan will succeed Dr Schmitz as Chairman of the Audit Committee in September 2006.




Enquiries:

UK Media enquiries:                  Philip Thomson          (020) 8047 5502
                                     David Mawdsley          (020) 8047 5502
                                     Chris Hunter-Ward       (020) 8047 5502

US Media enquiries:                  Nancy Pekarek           (215) 751 7709
                                     Mary Anne Rhyne         (919) 483 2839
                                     Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries: Duncan Learmouth        (020) 8047 5540
                                     Anita Kidgell           (020) 8047 5542
                                     Jen Hill                (020) 8047 5543

US Analyst/ Investor enquiries:      Frank Murdolo           (215) 751 7002
                                     Tom Curry               (215) 751 5419


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 29, 2006                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc